Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation, Organization, or Formation
Ichor Intermediate Holdings, Ltd.	Cayman Islands
Icicle Acquisition Holding Co-op	Netherlands
Icicle Acquisition Holding B.V.	Netherlands
Ichor Holdings Ltd.	Scotland
Ichor Systems Ltd.	Scotland
Ichor Holdings, LLC	Delaware
Ichor Systems, Inc.	Delaware
IMG Companies, LLC	Delaware
IMG, LLC	Delaware
IMG Altair, LLC	Delaware
IMG INTA, LLC	Delaware
IMG Larkin, LLC	Delaware
Applied Fusion, LLC	Delaware
Ichor Systems Korea Ltd.	Korea
Ichor Systems Malaysia Sdn Bhd	Malaysia
Ichor Systems Singapore, PTE Ltd.	Singapore